Filed Pursuant to Rule 424(b)(5)

Registration No. 333-273610

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 8, 2023

(To the Prospectus dated August 10, 2023)

Alzamend Neuro, Inc.

Up to $9,831,947

Shares of Common Stock

This prospectus supplement cancels and supersedes our prospectus supplement, dated September 8, 2023, related to the At-The-Market Issuance Sales Agreement, dated September 8, 2023 (the “Sales Agreement”), with Ascendiant Capital Markets, LLC (the “Agent”), as previously disclosed in our Form 8-K filed with the Securities and Exchange Commission on September 8, 2023, and should be read together with the accompanying prospectus dated August 10, 2023.

Between September 8, 2023, the date of the Sales Agreement, and May 6, 2024, we sold an aggregate of 1,076,821 shares of our common stock, $0.0001 par value per share (“Common Stock”) for aggregate gross proceeds of approximately $1.3 million pursuant to the Sales Agreement. On May 6, 2024, we notified the Agent that we are terminating the Sales Agreement, which termination is effective as of May 16, 2024, pursuant to the terms of the Sales Agreement, and have immediately suspended all future offers and sales of our Common Stock under the Sales Agreement until such time as the termination is effective.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2024.